================================================================================
               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER


   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                             For January 30, 2002


                        Commission File Number 0-31943


                                 ImagicTV Inc.
                 (Translation of Registrant name into English)


            One Brunswick Square
          14/th/ Floor, P.O. Box 303
      Saint John, New Brunswick, Canada                            E2L 3Y2

  (Address of Principal Executive Offices)                       (Zip Code)


                                (506) 631-3000
             ----------------------------------------------------
             (Registrant's telephone number, including area code)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X      Form 40-F___________
         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______  No:   X
                 -----

================================================================================

     This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 (Reg. No. 333-53910) of
     ImagicTV Inc. and the related prospectus.

Information furnished on this form:

     Third quarter report (for the quarter ended November 30, 2001)

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ImagicTV Inc.
                              -----------------------------------------------
                              (Registrant)


                              By:    /s/ Marjean Henderson
                                  -------------------------------------------
                                     Vice President, Finance and Chief Financial
                                      Officer




Date: January 30, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in our annual report and the condensed unaudited consolidated financial statements as of and for three and nine months ended November 30, 2001 and November 30, 2000, and accompanying notes appearing elsewhere in this report. All financial information is presented in U.S. dollars unless otherwise noted.

Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary materially from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements".

OVERVIEW

We are a provider of infrastructure software products and services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over broadband networks. We were incorporated in December 1997 and began operations in January 1998. We delivered our initial DTV Manager software product to NBTel, our first customer, in December 1998.

Current Developments

With the continued slowdown in capital spending in the telecommunications industry and the uncertainty of the general economic conditions, our customers have displayed a more cautious approach to the introduction of new services into their operations, which has extended market trials and delayed commercial deployments of our software. As a result, we have experienced significant declines in actual and anticipated licensing revenues in the nine months ended November 30, 2001.

Prior to the slowdown in the industry, we had been aggressively expanding our operations, which we felt was necessary to increase our sales and marketing efforts and to support our customers in anticipation of their commercial deployment of multi-channel digital television. In response to the slowdown, over the last nine months, we have been managing our operating expenses and number of employees in an effort to effectively manage our cash resources. As we anticipate the slowdown to continue longer than we originally had expected, we adopted a restructuring plan in November 2001 to help us attain our goal to achieve profitability within our existing cash resources. Accordingly, in the three months ended November 30, 2001, we recorded a restructuring charge of approximately $1.2 million related to employee severance costs and write-down of surplus capital assets. We reduced the number of global employees from 209 to 133 as part of the restructuring. In addition to the reduction in staff levels we have; (1) reduced discretionary marketing expenses; (2) introduced new processes and tools to increase development productivity; and (3) introduced processes to improve efficiencies in our software demonstration and installation activities. We have made these changes with the intent of reducing costs while continuing to deliver the same quality customer service and product development to our customers.

We expect that the overall impact of this restructuring will be a reduction in annual operating expenses of approximately $10.0 million compared with the previous four fiscal quarters. The approximate annual savings are expected to be derived from; (1) staff and related costs savings of $8.2 million; (2) marketing savings of $1.1 million; and (3) other savings of $700,000.

[LOGO]   IMAGICTV 2002 THIRD QUARTER REPORT  -  3

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

Revenues

Our total revenues decreased to $337,000 for the three months ended November 30, 2001 from $2.2 million for the three months ended November 30, 2000, and decreased to $2.8 million for the nine months ended November 30, 2001 from $5.7 million for the nine months ended November 30, 2000. These decreases primarily relate to non-recurring revenues of $1.1 million for the sale of set-top boxes to NBTel in the nine months ended November 30, 2000 and the absence of license fee revenues in the three month periods ended November 30, 2001 and August 31, 2001.

License Fees. We had no license fee revenues for the three months ended November 30, 2001 compared to $1.7 million for the three months ended November 30, 2000, and our license fee revenues decreased to $522,000 for the nine months ended November 30, 2001 from $3.7 million for the nine months ended November 30, 2000. We did not execute any commercial license agreements in the three months ended November 30, 2001, compared with two commercial license agreements executed in the three months ended November 30, 2000. These decreases in license fees revenue reflect the impact of the longer sales cycle we are experiencing as our customers delay their move from a market trial to commercial deployment.

Royalty Fees. Our royalty fee revenues decreased to $39,000 for the three months ended November 30, 2001 from $142,000 for the three months November 30, 2000, and decreased to $157,000 for the nine months ended November 30, 2001 from $212,000 for the nine months ended November 30, 2000. The royalty fee revenues for the three and nine months ended November 30, 2001 were generated primarily from Kingston Vision based on their monthly royalty fee payable to us for each active subscriber. As NBTel had pre-purchased a block of subscriber fees in January 2001, we did not anticipate any royalty revenues from them in the three or nine month periods ended November 30, 2001. We anticipate our royalty fee revenues will continue to be primarily generated from Kingston at the current rates, until such time as our other licensed customers proceed to a commercial deployment and begin to pay us a monthly royalty fee for each of their activate subscribers.

Services. Our services revenues decreased to $298,000 for the three months ended November 30, 2001 from $357,000 for the three months ended November 30, 2000, and increased to $2.1 million for the nine months ended November 30, 2001 from $693,000 for the nine months ended November 30, 2000. We experienced a reduction in our services revenue in the quarter due to a slowdown in the programs of our customers as they move from market trials to commercial deployments. The increase in the nine month period ended November 30, 2001, reflects our increased levels of service provided to our customers in market trials in our first two quarters of fiscal 2002. We expect services revenues to be a significant portion of our revenues as customers continue their migrations from market trials to commercial deployment.

Equipment. Consistent with our expectations, we had no equipment revenues for the three and nine months ended November 30, 2001 versus $4,000 for the three months ended November 30, 2000, and $1.1 million for the nine months ended November 30, 2000. The equipment revenues for the three and nine months ended November 30, 2000, were generated from sales of set-top boxes to NBTel under a set-top box supply agreement from us.

As our customers now purchase the set top boxes directly from the suppliers, we expect our equipment revenues to continue to be zero or at very nominal amounts.

Cost of revenues

Excluding cost of equipment revenues, our cost of revenues decreased to $557,000 for the three months ended November 30, 2001 from $624,000 for the three months ended November 30, 2000, and increased to $2.2 million for the nine months ended November 30, 2001 from $1.3 million for the nine months ended November 30, 2000. The decrease in the three months ended November 30, 2001 was due to our decreased level of consulting services compared to the level of services provided in the three months ended November 30, 2000. The increase for the nine months ended November 30, 2001 compared to the nine months ended November 30, 2000 is primarily due to the fact that in fiscal 2002, we had more existing and potential customers for whom we provided consulting work to support lab and market trials than we did in fiscal 2001.

IMAGICTV 2002 THIRD QUARTER REPORT  -  4   [LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS


Operating Expenses

Sales and marketing. Sales and marketing expenses increased to $2.2 million for the three months ended November 30, 2001 from $2.1 million for the three months ended November 30, 2000, and increased to $7.7 million for the nine months ended November 30, 2001 from $4.8 million for the nine months ended November 30, 2000. We experienced a significant increase in our average staff levels in sales and marketing during the nine months ended November 2001 compared to the nine months ended November 30, 2000. As part of our expense and cash management efforts over the last nine months we had been aggressively managing our operating expenses in this area and were successful in minimizing the potential increase even with the increased expenses related to our increased average staffing levels.

Research and development. Research and development expenses decreased to $1.6 million for the three months ended November 30, 2001 from $2.4 million for the three months ended November 30, 2000, and increased to $5.7 million for the nine months ended November 30, 2001 from $5.6 million for the nine months ended November 30, 2000. In the three months ended November 30, 2000 we incurred increased expenses for the use of external consultants to assist in our efforts to accelerate the delivery of DTV Manager 2.0 and pcVu 1.0. We did not incur expenses for these types of accelerated deliverables in the three months ended November 30, 2001.

General and administration. General and administration expenses increased to $974,000 for the three months ended November 30, 2001 from $842,000 for the three months ended November 30, 2000, and increased to $3.8 million for the nine months ended November 30, 2001 from $1.8 million for the nine months ended November 30, 2000. The increase primarily relates to a $1.2 million bad debt reserve recorded in the nine months ended November 30, 2001, increased professional services fees related to regulatory compliance and increased insurance costs since we became a public company in November 2000. We anticipate our general and administration expenses will remain at their current levels, excluding the above referenced bad debt reserve.

Restructuring charge. During the three months ended November 30, 2001 we adopted a restructuring plan and incurred a restructuring charge of $1.2 million related to severance costs, re-employment consulting costs and write-down of surplus capital assets. We have paid a substantial portion of these costs as of November 30, 2001. Included in our Accrued liabilities is approximately $370,000 related to the unpaid portion of these costs. For additional information regarding our restructuring plan, see " Current Developments" and "Liquidity and Capital Resources".

Non-cash Operating Expenses

The following non-cash operating expenses have been incorporated in the operating expense categories to which they relate.

Depreciation. Depreciation expense increased to $500,000 for the three months ended November 30, 2001 from $310,000 for the three months ended November 30, 2000, and increased to $1.4 million for the nine months ended November 30, 2001 from $793,000 for the nine months ended November 30, 2000. The increase is due to our accelerated infrastructure and equipment purchases in the last six months of fiscal 2001 to support our increased staffing and geographic locations.

Stock-based compensation. Stock-based compensation expense decreased to $203,000 for the three months ended November 30, 2001 from $255,000 for the three months ended November 30, 2000, and increased to $496,000 for the nine months ended November 30, 2001 from $347,000 for the nine months ended November 30, 2000. The expense is largely attributable to amortization of deferred stock-based compensation related to options granted between May 2000 and August 2000. We did not record any additional deferred stock-based compensation expense in the three months ended November 30, 2001. The deferred stock-based compensation represents the difference between the exercise prices of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. Deferred stock-based compensation is being amortized on a straight-line basis over the vesting periods of the options. We expect our stock based compensation expense to continue at current expense amounts.

[LOGO]   IMAGICTV 2002 THIRD QUARTER REPORT  -  5

MANAGEMENT'S DISCUSSION AND ANALYSIS


Other income

Interest income increased to $326,000 for the three months ended November 30, 2001 from $184,000 for the three months ended November 30, 2000, and increased to $1.5 million for the nine months ended November 30, 2001 from $263,000 for the nine months ended November 30, 2000. The increases in the periods are primarily due to interest earned on proceeds received from our fiscal 2001 private placements and our November 2000 initial public offering. Given the continued reductions in prevailing interest rates, we anticipate we will continue to receive lower rates of interest on our short term investments during fiscal 2002.

Net loss

We recorded a net loss of $5.9 million for the three months ended November 30, 2001 compared to a net loss of $3.2 million for the three months ended November 30, 2000, and our net loss increased to $16.5 million for the nine months ended November 30, 2001 from $8.2 million for the nine months ended November 30, 2000. Our net loss per share, using the weighted average number of shares outstanding, was $0.24 for the three months ended November 30, 2001 compared with a net loss per share of $0.16 for the three months ended November 30, 2000, and increased to $0.67 for the nine months ended November 30, 2001 from $0.45 for the nine months ended November 30, 2000. This increased loss is primarily a result of lower than expected revenues for the nine months ended November 30, 2001 coupled with higher operating costs related to the acceleration of our infrastructure spending and employee hires, primarily in the third and fourth quarters of fiscal 2001, in anticipation of increased revenues and expanded customer base for fiscal 2002. In response to the continued economic slowdown in our industry we adopted our restructuring plan to reduce future operating costs. (See "Current Developments")

Liquidity and Capital Resources

Net cash used in our operating activities was $3.1 million for the three months ended November 30, 2001 compared to $2.8 million for the three months ended November 30, 2000, and $11.2 million for the nine months ended November 30, 2001 compared to $6.2 million for the nine months ended November 30, 2000. Cash used in operating activities for the three months ended November 30, 2001 reflects our net operating loss of $5.9 million, partially offset by depreciation of $500,000, amortization of stock-based compensation of $161,000, write-off of capital assets of $253,000 and net increases in working capital of $1.9 million.

Our cash used in investing activities, before the sale and purchase of temporary investments, was $414,000 for the three months ended November 30, 2001 compared to $716,000 for the three months ended November 30, 2000, and decreased to $1.1 million for the nine months ended November 30, 2001 from $1.9 million for the nine months ended November 30, 2000. The decrease in our use of cash for investing for the nine months ended November 30, 2001 is primarily due to our reduced purchases of computer equipment and office furniture as we have not significantly increased our staff levels during this period. We expect our capital expenditures to remain at current levels for at least the next 12 months.

We did not generate any cash from financing activities for the three months ended November 30, 2001, compared to $72.0 million for the three months ended November 30, 2000, and our cash used in financing activities was nil for the nine months ended November 30, 2001 versus cash from financing activities of $71.0 million for the nine months ended November 30, 2000. The decreases reflect the proceeds received from our private financing and initial public offering completed in the nine months ended November 30, 2000. We have not commenced nor completed any financing activities in the current fiscal year.

Based on current and planned operations, we expect that our cash and cash equivalents of $48.4 million as of November 30, 2001, will be sufficient to cover our cash requirements beyond the next 12 months. In the longer-term, we may require additional equity financing or borrowing to fund our business.

IMAGICTV 2002 THIRD QUARTER REPORT  -  6    [LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Industry risk

The telecommunications industry, in the past 12 months, has experienced significant economic pressure on revenues, earnings and return on investment, and in response telephone companies have made significant reductions in capital spending in many areas of their business including new and emerging services. As a result, we have experienced a longer sales cycle as our customers continue to delay their move from market trials to commercial deployments. This has impacted our ability to earn license revenues from market trials or commercial deployments.

While we expect that telephone companies will increase market trials in the next twelve months, if the current economic conditions continue, our customers could continue to delay their move from the market trial stage to commercial deployment until such time as the industry economics improve. Accordingly, our license fee and royalty fee revenues may be significantly delayed, may be less than previously anticipated or may not significantly materialize if customers or potential customers direct their capital spending in areas other than video deployment.

Impact of Interest Rate Exposure

As of November 30, 2001, we had approximately $48.4 million in cash, cash equivalents and short-term investments, of which approximately $47.0 million were short-term investments. A significant portion of the cash earns interest at variable rates. Although a portion of our short-term investments consists of fixed-rate instruments, the average term is shorter than prior period investment holdings, as short-term yield rates are currently in excess of longer term rates. As a result, our interest income is sensitive to changes in the level of prevailing interest rates. Interest rates have continued to decline in fiscal 2002 and as a result we anticipate our average yield earned on surplus funds in fiscal 2002 to be lower than yields earned in fiscal 2001. We do not anticipate this situation to have any short-term material adverse impact on our cash position.

Impact of Foreign Exchange Rate Exposure

We continue to expect the majority of our revenues will be earned in U.S. dollars, and a significant portion of our operating expenses and capital expenditures will be incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses which could affect our operating results. We also deal in other foreign currencies; however, we anticipate that changes in the exchange rates of these currencies will not have a material impact on our operating results. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short term investment portfolio in Canadian dollar denominated instruments.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements. These statements include statements regarding: conditions in the telecom industry, our strategy and plans, our efforts to develop and enhance our products, our expected sources of revenues, our future expected costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to events to occur in the future are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events, are based on information currently available to us and are subject to risks and uncertainties, including: unanticipated trends and conditions in our industry, delays and difficulties that we encounter in developing enhanced products, the risk that we will not have sufficient capital to maintain or expand our operations, delays and difficulties in obtaining customers or in their commercial deployment of services based on our products, and other risks described in our filings with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including the prospectus for our initial public offering dated November 20, 2000, our Form 20-F and Annual Information Form for the fiscal year ended February 28, 2001. These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

[LOGO]   IMAGICTV 2002 THIRD QUARTER REPORT  -  7

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

                                                             November 30,     February 28,
                                                                     2001             2001
------------------------------------------------------------------------------------------
                                                             [unaudited]
Assets

Current assets:
    Cash and cash equivalents                                    $ 7,947          $ 1,332
    Short-term investments                                        40,404           59,428
    Accounts receivable, trade, net of allowance of $650           1,206            5,680
       (February 28, 2001 - nil)
    Instalment receivables                                             -              705
    Inventory                                                        214              295
    Prepaid expenses, deposits and other receivables                 825            1,436
------------------------------------------------------------------------------------------
Total current assets                                              50,596           68,876
------------------------------------------------------------------------------------------
Capital assets                                                     2,482            2,970
-------------------------------------------------------------------------------------------
Total assets                                                     $53,078          $71,846
===========================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable                                             $   688          $ 1,055
    Accrued liabilities                                            1,947            3,823
    Deferred revenue and customer deposits                           675            1,119
    Current portion of long-term debt                                 70               72
------------------------------------------------------------------------------------------
Total current liabilities                                          3,380            6,069
------------------------------------------------------------------------------------------
Long-term debt                                                     1,537            1,577
------------------------------------------------------------------------------------------
Shareholders' equity:
    Authorized:
        Unlimited common shares, no par value
        Unlimited preferred shares, no par value
    Issues and outstanding:
        24,598,442 Common Shares
          (February 28, 2001 - 24,592,624)                        87,102           87,678
    Deferred stock-based compensation                             (1,668)          (2,670)
    Accumulated deficit                                          (36,747)         (20,282)
    Reporting currency translation adjustments                      (526)            (526)
------------------------------------------------------------------------------------------
Total shareholders' equity                                        48,161           64,200
------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                       $53,078          $71,846
==========================================================================================

See accompanying notes to condensed consolidated financial statements

IMAGICTV 2002 THIRD QUARTER REPORT - 8  [LOGO]

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(In thousands of U.S. dollars, except per share amounts)


                                                            Three months ended           Nine months ended
                                                                November 30,                 November 30,
                                                            2001           2000            2001        2000
-------------------------------------------------------------------------------------------------------------
Revenues:
     License fees                                       $      -         $ 1,662       $    522      $ 3,715
     Royalty fees                                             39             142            157          212
     Services                                                298             357          2,111          693
     Equipment                                                 -               4              -        1,110
-------------------------------------------------------------------------------------------------------------
 Total revenues                                              337           2,165          2,790        5,730
-------------------------------------------------------------------------------------------------------------

 Cost of revenues:
     Services                                                557             624          2,169        1,302
     Equipment                                                 -               4              -        1,033
-------------------------------------------------------------------------------------------------------------
 Total cost of revenues                                      557             628          2,169        2,335
-------------------------------------------------------------------------------------------------------------

 Gross profit (loss)                                        (220)          1,537            621        3,395
-------------------------------------------------------------------------------------------------------------

 Operating expenses:
     Sales and marketing                                   2,157           2,066          7,681        4,818
     Research and development                              1,622           2,444          5,726        5,634
     General and administrative                              974             842          3,838        1,794
     Restructuring expense (note 6)                        1,162               -          1,162            -
-------------------------------------------------------------------------------------------------------------
 Total operating expenses                                  5,915           5,352         18,407       12,246
-------------------------------------------------------------------------------------------------------------

 Loss from operations                                     (6,135)         (3,815)       (17,786)      (8,851)
-------------------------------------------------------------------------------------------------------------

 Interest income, net                                        326             184          1,483          263
 Foreign exchange gain (loss), net                           (52)            421             18          458
-------------------------------------------------------------------------------------------------------------

 Loss before provision for income taxes                   (5,861)         (3,210)       (16,285)      (8,130)
-------------------------------------------------------------------------------------------------------------

Provision for income taxes                                   (32)             (7)          (180)         (37)
-------------------------------------------------------------------------------------------------------------

Net loss for the period                                 $ (5,893)        $(3,217)      $(16,465)     $(8,167)
=============================================================================================================

Basic and diluted net loss per share                    $  (0.24)        $ (0.16)      $  (0.67)     $ (0.45)

Weighted average number of shares outstanding             24,599          19,586         24,599       18,228

See accompanying notes to condensed consolidated financial statements

[LOGO]   IMAGICTV 2002 THIRD QUARTER REPORT 2002 - 9

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED) (In thousands of U.S. dollars)

                                                              Deferred
                                                            Stock-Based                    Reporting
                                        Common Shares       Compensation                   Currency         Total
                                     -------------------      on Stock     Accumulated    Translation    Shareholders'
                                      Number     Amount       Options        Deficit      Adjustments       Equity
----------------------------------------------------------------------------------------------------------------------
Balances, February 29, 2000           17,549   $  14,489      $       -     $  (8,824)       $     41      $   5,706
Net loss                                   -           -              -        (8,167)              -         (8,167)
Amortization of deferred
 stock-based compensation                  -           -            354             -               -            354
Deferred stock-based compensation          -       3,220         (3,220)            -               -              -
Reporting currency
 translation adjustments                   -           -              -             -            (567)          (567)
Issuance of shares for cash            6,712      71,158              -             -               -         71,158
----------------------------------------------------------------------------------------------------------------------
Balances, November 30, 2000            4,261   $  88,867      $  (2,866)    $ (16,991)       $   (526)     $  68,484
======================================================================================================================
----------------------------------------------------------------------------------------------------------------------
Balances, February 28, 2001           24,593   $  87,678      $  (2,670)    $ (20,282)       $   (526)     $  64,200
Net loss                                   -           -              -       (16,465)              -        (16,465)
Amortization of deferred
 stock-based compensation                  -           -            496             -               -            496
Deferred stock-based compensation          -        (506)           506             -               -              -
Issuance of shares for cash                5         (70)             -             -               -            (70)
----------------------------------------------------------------------------------------------------------------------
Balances, November 30, 2001           24,598   $  87,102      $  (1,668)    $ (36,747)       $   (526)     $  48,161
======================================================================================================================

See accompanying notes to condensed consolidated financial statements


IMAGIC 2002 THIRD QUARTER REPORT  .  10  [LOGO]

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(In thousands of U.S. dollars, except per share amounts)

                                                             Three months ended               Nine months ended
                                                                 August 31,                       August 31,
                                                            2001            2000             2001            2000
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                                $ (5,893)      $ (3,217)        $(16,465)       $ (8,167)
  Items not involving cash:
     Depreciation and amortization                             500            310            1,394             793
     Stock-based compensation                                  203            255              496             347
     Write-down of capital assets                              211              -              211               -
  Change in operating assets and liabilities:
     Accounts receivable, trade                              1,088         (1,835)           4,474            (616)
     Instalment receivables                                      -              -              705          (1,069)
     Inventory                                                  18             42               81            (357)
     Prepaid expenses, deposits,
     and other receivables                                     255           (110)             611            (271)
     Accounts payable                                          415            (77)            (367)             57
     Accrued liabilities                                       164          1,154           (1,876)          3,302
     Deferred revenue and customer deposits                    (56)           645             (444)           (177)
--------------------------------------------------------------------------------------------------------------------

  Cash used in operating activities                         (3,095)        (2,833)         (11,180)         (6,158)
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchases of capital assets                                 (414)          (716)          (1,117)         (1,934)
  Sale (purchase) of short-term                             11,380        (65,825)          19,024         (65,825)
--------------------------------------------------------------------------------------------------------------------

  Cash from (used in) investing activities                  10,966        (66,541)          17,907         (67,759)
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing  activities:
  Issuance of common shares,
     net of share issue costs                                    -         71,149              (76)         71,158
  Deferred charges related to share issuances                    -            861                -               -
--------------------------------------------------------------------------------------------------------------------

  Cash from (used in) financing activities                       -         72,010              (70)         71,158
--------------------------------------------------------------------------------------------------------------------

Effect of foreign currency
  exchange adjustments                                         (25)          (456)             (42)           (838)
--------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                                       7,846          2,180            6,615          (3,597)

Cash and cash equivalents, beginning of period                 101            619            1,332           6,396
--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                  $  7,947       $  2,799         $  7,947        $  2,799
====================================================================================================================

Supplemental cash flow information:
  Cash paid for taxes                                     $     13       $      6         $     90        $     37
  Cash received for interest                              $    419       $     68         $  1,771        $     68

See accompanying notes to condensed consolidated financial statements


                                 [LOGO]  IMAGIC 2002 THIRD QUARTER REPORT  .  11

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation

The accompanying financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

The financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles, which, in all material respects, conform with U.S. generally accepted accounting principles. The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. For further information, reference should be made to the audited annual consolidated financial statements for the year ended February 28, 2001.

The information furnished as at November 30, 2001 and for the three and nine month periods ended November 30, 2001 and November 30, 2000 reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for future periods.

2. Segmented information

The Company operates in a single reportable operating segment, that is, to provide software solutions to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenue from the sale of software and related services. As at November 30, 2001, substantially all assets related to the Company's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows: (in thousands of U.S. dollars)


===========================================================================
                                 Three months ended   Nine months ended
                                    November 30,         November 30,
                                   2001     2000        2001      2000
---------------------------------------------------------------------------

Revenues by geographic location:
   United States                  $  26     $1,054     $1,255    $1,627
   Canada                           101        492        911     2,833
   Europe                           150        619        461     1,270
   Asia                              60          -        163         -
---------------------------------------------------------------------------
                                  $ 337     $2,165     $2,790    $5,730
===========================================================================

IMAGICTV 2002 THIRD QUARTER REPORT - 12 [LOGO]

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. Related Party Transactions

The following table summarizes the related party transactions and balances (in thousands of U.S. dollars):

==========================================================================================
                             Three months ended                Nine months ended
                                 November 30,                     November 30,
                             2001            2000              2001           2000
------------------------------------------------------------------------------------------
Revenues:
   License fees           $        -        $     -           $ 100          $    -
   Royalty fees                    -            132               -             198
   Services                       98             27             201             137
   Equipment                       -              -               -           1,056
Operating expenses               249            213             867             517

==========================================================================================
                                         November 30,                     November 30,
As of                                        2001                             2001
------------------------------------------------------------------------------------------
Related party balances:
   Accounts receivable, trade               $     -                          $1,440
   Accrued liabilities                           92                             850
   Deferred revenue                             301                              27

4. Common shares

As of November 30, 2001 and February 28, 2001, there were 2,844,096 and 3,565,339 options outstanding to acquire common shares of the Company.

5. Restructuring charge

In response to the continued slowdown in capital spending in the telecommunications industry and the resulting decrease in the Company's expected revenues, the company has undertaken measures to adjust the organization to reflect the economic conditions. On November 14, 2001, the Company adopted a restructuring plan, which realigned its resources reduced discretionary marketing expenses and introduced tools and processes to increase operational efficiency. As a result of these efforts, the Company recorded a restructuring charge of $1.2 million in the three months ended November 30, 2001, which included severance related costs for 76 employees and the write-down of excess capital assets to their net recoverable amounts.

The following table summarizes the charges:

                                            November 30, 2001                      Cumulative drawdown
------------------------------------------------------------------------------------------------------
                                                                                             Provision
                                          Three          Nine                               Balance at
                                         Months        Months         Cash      Non-Cash  November 30,
                                          Ended         Ended     Payments       Charges          2001
------------------------------------------------------------------------------------------------------
Restructuring charge:
   Severance                             $  909        $  909     $    539      $      -  $        370
Stock-based compensation charges             42            42            -            42             -
Write-down of capital assets                211           211            -           211             -
------------------------------------------------------------------------------------------------------
Total charge                             $1,162        $1,162     $    539      $    253  $        370
======================================================================================================

[LOGO] IMAGICTV 2002 THIRD QUARTER REPORT - 13